Mail Stop 6010

      June 13, 2005

Charles B. Eddy, III
Chief Financial Officer
Intevac, Inc.
3560 Bassett Street
Santa Clara, CA 95054

      Re:	Intevac, Inc.
	Registration Statement on Form S-3
      Filed May 16, 2005
      Amendment No. 1 to Registration Statement on Form S-3
      Filed May 19, 2005
	File No. 333-124978
	Form 10-K for the Fiscal Year Ended December 31, 2004
	File No. 0-26946

Dear Mr. Eddy:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-3

Prospectus Summary, page 1
1. Please provide independent and objective support for your statements of industry leadership. For example, we note your disclosure in the first sentence on page 1 that you are "the world`s leading supplier...."
2. Please provide a brief description of the products mentioned in the registration statement. For example, we note the references to your MDP-250, 200 Lean and LIVAR systems.


Risk Factors, page 1

3. Please eliminate the second and third sentences of the introductory paragraph and revise as necessary to include a discussion of all material risks in the Risk Factors section.


We are exposed to risks associated with a highly concentrated customer base, page 2

4. Please name each customer that accounted for 10% or more of your revenues and separately quantify the revenues provided by each such customer. If you have entered into agreements with any of these customers, disclose the material terms of these agreements and tell us whether the customers can cancel the agreements without prior notice. Also tell us whether you have filed any such agreements as exhibits to your Form 10-K.


The majority of our future revenue is dependent on new
products.... ,
page 2

5. Please provide the basis for your belief that margins on your
200
Lean systems will improve.

6. Your disclosure of your "substantial" investment in developing a new system to address the needs of a different market is vague. Please describe the new system`s target market, the nature and stage of development of the new system, and the percentage of your research and development costs in each of the prior three fiscal years attributable to the new system.

7. Please expand your disclosure in the last paragraph of this risk factor to include the fact that you do not expect to collect significant revenues in 2005 from the LIVAR deployment and that, to date, sales of your commercial imaging products have not been significant. We refer you to your disclosure in the fifth and last paragraphs on page 10 of your 10-K for the fiscal year ended December
31, 2004.



Our Imaging business depends heavily on government contracts.... , page 5

8. Please disclose the percentage of your consolidated revenues during the last three completed fiscal years that were derived from government contracts.


Our stock price is volatile, page 6

9. Please expand your disclosure to describe the "[r]ecent events" that have caused fluctuations in your stock price. We refer you to the last paragraph of this risk factor.


Our future success depends on international sales...., page 7

10. Please disclose the specific countries that give rise to the "various challenges" mentioned in this risk factor. Please also apply this comment to the last risk factor on page 8.


Selling Stockholders, page 23

11. Please tell us how the selling shareholder acquired its shares and disclose the nature of any material relationship the selling shareholder has had within the past three years with Intevac or any of its predecessors or affiliates.


12. Please tell us whether the selling shareholder is a broker-dealer or is an affiliate of a broker-dealer. If the selling shareholder is a broker-dealer it must be identified in the prospectus as an underwriter. In addition, if the selling shareholder is an affiliate of a broker-dealer it must be identified in the prospectus as an underwriter unless the selling shareholder is able to make the following representations in the prospectus:
* The selling shareholder purchased the shares being registered for resale in the ordinary course of business, and
* At the time of the purchase, the selling shareholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.
      Please revise accordingly.


Exhibit 5.1

13. Please tell us about the proceedings "being taken or contemplated" by counsel. It is unclear why the opinion is qualified in this manner.


14. Please tell us the reason for the assumption that the shares
"when issued" will be legally and validly issued, fully paid and nonassessable. If the shares are currently outstanding it appears that this statement is not necessary.



Form 10-K for the Fiscal Year Ended December 31, 2004

15. Please revise your future filings, including your future periodic reports, as appropriate, in accordance with the preceding comments.


Item 1. Business, page 1

Overview, page 1

16. Please tell us the basis for listing the particular customers in the second paragraph on page 1. For example, if these customers were your largest by revenue during 2004, please disclose this fact in your response and in future filings.



Our Competitive Strengths, page 4

17. Please tell us the basis of your belief that the majority of your customers are utilizing most of their capacity and of the significant potential that these customers will resume adding capacity and upgrade their technical capabilities.


Imaging Business, page 8

Our Imaging Strategy, page 9

18. Please provide the material terms of your collaboration agreements with these government research organizations. Specifically, tell us whether you or the particular research organization retains ownership of any technologies developed through these collaborations.

19. Please provide additional disclosure regarding your "developing relationships" with the systems manufacturers mentioned in the third paragraph on page 10. Specifically, tell us whether any revenue-generating contracts have developed from these relationships.


Intellectual Property, page 11

20. Please describe, and in future filings provide, the importance to your business and the duration and effect of all material patents. Refer to Item 101 (c) (iv) of Regulation S-K.


Item 7. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations, page 26

Results of Operations, page 28


21. In future filings, where changes in financial statement line items are the result of several factors, each significant factor should be separately quantified and discussed. For example, you say that the increase in selling, general and administrative expense was
"primarily the result of increases in marketing and business development headcount and Sarbanes-Oxley compliance activities, partially offset by a reduction of surplus facility costs being recorded in selling, general and administrative expense." However, you do not quantify the impact of each of these factors.

22. In future filings, please explain in greater detail why you expect your Imaging business revenue to grow. We refer you to your disclosure on page 29, third paragraph.



Item 8.  Financial Statements and Supplementary Data, page 34

Note 2. Summary of Significant Accounting Policies, page 40

Property, Plant and Equipment, page 45


23. Please expand your disclosure in future filings to disclose the estimated useful life, or range of useful lives, over which machinery and equipment is depreciated.


Inventories, page 45


24. We noted that your inventory reserves are significant and comprise approximately 39% and 44% of gross inventory as of December
31, 2004 and December 31, 2003, respectively. In addition, we noted your response to comment number eleven included in our letter to you dated September 17, 2002. It appears from your discussion and the inventory rollforward in the table on page 68 of Form 10-K that inventory reserves have increased each year as a result of your review of obsolete and slow-moving inventory. Please further explain to us why your reserve remains at such significant levels. Please clearly address the following in your response and in future filings:

* Tell us if the obsolete and slow-moving inventory reserved for in prior years remains in inventory and if so, why. Also, discuss the impact on profit margins of any items sold during the periods presented that were previously written-off or reduced by reserves.

* Tell us at what point you reduce the allowance for obsolete inventory and credit inventory.

Note 5. Equity Investments, page 50


25. We noted that Intevac and certain shareholders of Intevac formed
601 California Avenue LLC. Please clarify for us what percentage of ownership you own in 601 California Avenue LLC and why you utilize the cost method to account for the investment.


Note 9. Segment Reporting, page 52


26. Revise your disclosure in future filings to provide more information as to the factors used to identify your reportable segments and to further discuss the types of products and services from which each reportable segment derives its revenues. See paragraph 26 of SFAS 131.



27. It appears that you maintain assets at certain subsidiaries outside of the United States. Expand your disclosures in future filings to disclose long-lived assets by geographic location, or if immaterial, state such fact. See paragraph 38(b) of SFAS 131.


Item 9A. Controls and Procedures, page 59

Management`s Report on Assessment of Internal Control Over
Financial
Reporting,
page 59

28. We note your disclosure that three control deficiencies that constitute material weaknesses were identified. Please tell us when the material weaknesses first began.

29. Please tell us how, if at all, the discovery of the identified material weaknesses in the company`s internal controls impacted the effectiveness determinations that the company`s CEO and CFO made with respect to the company`s disclosure controls and procedures in prior periods.


Changes in Internal Controls, page 60

30. We note your disclosure that "with the exception of the changes noted...none of the changes in the Company`s internal control over financial reporting...materially affected, or are reasonably likely to materially affect, the Company`s internal control over financial reporting." Please clarify future filings to state clearly, if correct, that there were changes in your internal control over financial reporting that occurred during this quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.


Item 11. Executive Compensation, page 63

Employment Contracts..., page 14

31. Tell us why you have not filed Mr. Fairbairn`s employment agreement as an exhibit. Refer to Item 601(b)(10)(iii)(A) of Regulation S-K.


Report of the Compensation Committee on Executive Compensation,
page
15

32. Tell us on what authority you base your statement that the report of the Compensation Committee shall not be deemed to be filed with the SEC.


Form 10-Q for the quarterly period Ended April 2, 2005

Item 2. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations, page 12

Gross Margin, page 14


33. We see you indicate equipment gross margin for the three months ended April 2, 2005 was adversely impacted by the establishment of a
$510,000 reserve for costs you expect to incur related to obtaining final customer acceptance of a flat panel manufacturing system shipped in 2003. Please tell us more about these costs and why you believe they were recorded in the correct accounting period required by generally accepted accounting principles. We may have further comment after reviewing your response. Note that even if we do not object to your accounting for the costs, we believe your disclosures herein and in future filings should clearly describe why the costs were recorded in the correct accounting period.


Item 4. Controls and Procedures, page 27
34. We note your disclosure that you believe one of your material weaknesses was remediated during the first quarter of fiscal 2005. Please revise future filings to clarify whether the other material weaknesses still exist at the end of the period covered by the report. Please also update your disclosures regarding when you expect the weaknesses to be fully addressed.


*     *     *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Julie Sherman at (202) 551-3640 or Angela Crane at (202) 551-3554 if you have questions regarding comments on the financial statements and related matters. Please contact Adelaja Heyliger at (202) 551-3636 or me at (202) 551-3625 with any other questions.

      Sincerely,



								Mary Beth Breslin
								Attorney-Advisor

cc (via fax):  	Herbert P. Fockler, Esq., Wilson Sonsini
Goodrich
& Rosati P.C. 650.493.6811

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Charles B. Eddy, III
Intevac, Inc.
June 13, 2005
Page 1